

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 24, 2009

Mr. Alford B. Neely
Chief Financial Officer
CREDO Petroleum Corporation
1801 Broadway, Suite 900
Denver, Colorado 80202-3837

> **Re:** **CREDO Petroleum Corporation**
> **Form 10-K for the Fiscal Year Ended October 31, 2008**
> **Filed January 14, 2009**
> **File No. 000-08877**

Dear Mr. Neely:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director